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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No__)



                               BUSINESS BANCORP
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   12323X102
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                                (CUSIP Number)


          Alan J. Lane, Business Bancorp, 140 South Arrowhead Ave.,
                 San Bernardino, CA 92408 (909) 888-2265
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               (Name and Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 12323X102                                            PAGE 2 OF 6 PAGES

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    NAMES OF REPORTING PERSONS
1.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


    Arnold H. Stubblefield
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    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [_]
2.
                                                                         (b) [_]

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    SEC USE ONLY
3.

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    SOURCE OF FUNDS (SEE INSTRUCTIONS)
4.
    PF
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    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5.  ITEMS 2(d) OR 2(e)
                                 [_]
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    CITIZENSHIP OR PLACE OF ORGANIZATION
6.
    U.S.
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                     7.   SOLE VOTING POWER
     NUMBER OF            454,157
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER
     OWNED BY             1,233
       EACH         ------------------------------------------------------------
     REPORTING       9.   SOLE DISPOSITIVE POWER
      PERSON              454,517
       WITH         ------------------------------------------------------------
                     10.  SHARES DISPOSITIVE POWER
                          1,233
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    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
    455,751
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    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12. (SEE INSTRUCTIONS)
                                 [_]
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    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.
    22.5%
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    TYPE IN REPORTING PERSON (SEE INSTRUCTIONS)
14.
    IN
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                                                                     PAGE 3 OF 6

Item 1.  Security and Issuer

Title of Class of Security:  common stock

Principal Executive Officers:

Name                                   Address
----                                   -------

John E. Duckworth                      140 South Arrowhead Avenue
Chairman of the Board                  San Bernardino, CA  92408

Alan J. Lane                           140 South Arrowhead Avenue
President & Chief Executive Officer    San Bernardino, Ca  92408

Ruth E. Adell                          140 South Arrowhead Avenue
Executive Vice President and           San Bernardino, Ca  92408
Chief Financial Officer


Item 2.  Identity and Background

(a)  Name:  Arnold H. Stubblefield

(b)  Residence or Business Address:  P.O. Box 327, Meridian, Idaho  83642

(c) Present principal occupation or employment: President, Stubblefield Construction Company; General Partner, Stubblefield Properties,
     P.O. Box 327, Meridian, Idaho 83642.

(d) During the last five years, Mr. Stubblefield has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Stubblefield has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Stubblefield is a U.S. citizen

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Stubblefield's most recent acquisition of shares of the common stock of Business Bancorp (the "Company") took place in June 1, 2001 at which time Mr. Stubblefield purchased 29,010 shares for $11.12 per share. All of the funds came from Mr. Stubblefield's personal finances. See Item 5(c) below.

Item 4.  Purpose of Transaction

     Mr. Stubblefield believes his continued investment in the Company, of which he is a principal shareholder and director, to be a good investment. He may continue to acquire additional securities of the Company from time to time as an additional investment.
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                                                                     PAGE 4 OF 6

     Mr. Stubblefield initially filed a Schedule 13G with respect to his ownership in the Company, and is now filing the Schedule 13D due to his increase in ownership. Mr. Stubblefield is a principal shareholder of the Company and has been a director of the Company since its inception in January 2000. The Company was formed in order to complete a one-bank holding company reorganization of Business Bank of California (the "Bank"), which holding company reorganization was effected in January 2000. Mr. Stubblefield has been a director of the Bank since 1992 and was a principal shareholder of the Bank prior to the one bank holding company reorganization at which time he became a principal shareholder of the Company.

     Other than as set forth above, Mr. Stubblefield has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including, any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) Mr. Stubblefield beneficially owns 455,750 shares of the common stock of the Company or 22.5% of the issued and outstanding shares of the Company.

(b) Of the 455,750 shares beneficially owned by Mr. Stubblefield, Mr. Stubblefield has:
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                                                                     PAGE 5 OF 6

     (i)    Sole voting power with respect to 454,517 shares.

     (ii)   Shared voting power with respect to 1,233 shares.

     (iii)  Sole dispositive power with respect to 454,517 shares.

     (iv)   Shared dispositive power with respect to 1,233 shares.

(c) On June 1, 2001 Mr. Stubblefield acquired 29,010 shares of common stock of the Company at a price of $11.12 per share. The shares were purchased by Mr. Stubblefield in an open market transaction.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Stubblefield and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Not applicable.
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                                                                     PAGE 6 OF 6

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 18, 2001                                        /s/ Arnold H. Stubblefield
                                                     --------------------------
                                                     Arnold H. Stubblefield